Exhibit 99.3

Tencent Music Entertainment Group Announces Board Changes

SHENZHEN, China, September 14, 2022 /PRNewswire/ — Tencent Music Entertainment Group (“TME”, or the “Company”) (NYSE: TME), the leading online music and audio entertainment platform in China, announced on September 15, 2022 (Beijing/Hong Kong Time) the resignation of Mr. Liang Tang from the board of directors (the “Board”) and the compensation committee of the Board, effective immediately. The Board also approved the appointment of Ms. Jeanette Kim Yum Chan as an independent director, and Ms. Edith Manling Ngan as a member of the compensation committee, both effective immediately. Ms. Ngan will continue to serve as an independent director and a member of our audit committee.

“On behalf of our Board, we would like to sincerely thank Mr. Tang for his remarkable eight years of services as a member of TME’s Board. Since joining the Board in 2014, Mr. Tang has consistently made invaluable contributions to TME’s strategic direction and development. After his resignation, Mr. Tang will continue to provide us with strategic advice as an honorary advisor,” commented Mr. Cussion Pang, Executive Chairman of TME. “Meanwhile, we are thrilled to welcome Jeanette as a new independent director to our Board. Jeanette brings over three decades of corporate law experience focused on cross-border transactions and investments. We look forward to benefiting from Jeanette’s expertise and insights as we continue to contribute to the sustainable development of China’s music industry.”

Mr. Liang Tang commented, “It has been my greatest pleasure to serve on TME’s Board, and I feel immense pride in the Company’s accomplishments, especially its steadfast leadership in shaping China’s music industry. I will continue to assist TME and provide strategic advice as it grows and builds on its success.”

Ms. Jeanette Kim Yum Chan commented, “I am honored to have this opportunity. TME’s leadership in China’s online music and entertainment is incredibly impressive. I look forward to working with Cussion and the Board on TME’s next exciting phase as the Company continues to drive quality growth through product and technological innovations, while creating long-term value for the music industry as a whole.”

Ms. Jeanette Kim Yum Chan currently serves as Chief Legal, Compliance and Risk Officer at Airwallex. Prior to joining Airwallex in 2019, Ms. Chan served as Managing Partner of the China Practice and Head of the Asia Communications and Technology Practice at Paul, Weiss, Rifkind, Wharton & Garrison from 1986 to 2019. Ms. Chan received her Bachelor of Laws from the University of British Columbia and Master of Laws from Harvard University.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music and audio entertainment platform in China, operating the country’s highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME’s mission is to use technology to elevate the role of music in people’s lives by enabling them to create, enjoy, share and interact with music. TME’s platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 818415

SOURCE Tencent Music Entertainment Group